                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________.

                         Commission File Number: 0-23948

     BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN (THE "PLAN")
                            (Full title of the Plan)

                         Boyd Bros. Transportation Inc.
                     3275 Highway 30, Clayton, Alabama 36016
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Financial Statements and Exhibits

A) The following financial statements and schedules are being filed pursuant to the Required Information to Form 11-K:

   1) Report of Independent Auditors

   2) Statements of Net Assets Available for Benefits - December 31, 1999
      and 1998

   3) Statements of Changes in Net Assets Available for Benefits - December 31, 1999 and 1998

   4) Notes to Financial Statements

   5) Schedules

      a) Assets Held for Investment Purposes - December 31, 1999

      b) Schedule of Reportable Transactions - Year Ended December 31, 1999

B) The following exhibit is filed as part of this annual report:

   Exhibit No. 23

   Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT

Boyd Bros. Transportation Inc.
  401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.



Deloitte & Touche LLP
Birmingham, Alabama



June 2, 2000

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


                                                       1999               1998

ASSETS

Investments at fair value:
  Common stock                                      $  788,453        $  683,081
  Mutual funds                                       3,990,195         3,347,690
  Real estate                                          320,000           320,000
                                                    ----------        ----------

       Total investments                             5,098,648         4,350,771
                                                    ----------        ----------

Contributions receivable:
  Employer                                               4,036             3,583
  Employee                                              10,657             9,547
                                                    ----------        ----------

       Total contributions receivable                   14,693            13,130
                                                    ----------        ----------

Cash and cash equivalents                                5,370
                                                    ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $5,118,711        $4,363,901
                                                    ==========        ==========


See notes to financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


                                                    1999                 1998

ADDITIONS:

  Net depreciation in fair value of
    investments                                 $  (273,375)        $  (111,202)
  Interest and dividends                            447,149             289,069
  Employer contributions                            281,606             264,337
  Employee contributions                            761,882             695,112
  Rollover contributions                                 --              35,966
  Rental income                                         855               4,275
                                                -----------         -----------

           Total additions                        1,218,117           1,177,557
                                                -----------         -----------

DEDUCTIONS:
  Distributions to participants                     432,098             540,192
  Administrative expenses                            31,209              26,256
                                                -----------         -----------

           Total deductions                         463,307             566,448
                                                -----------         -----------

NET INCREASE                                        754,810             611,109

NET ASSETS AVAILABLE FOR
  BENEFITS:

  BEGINNING OF YEAR                               4,363,901           3,752,792
                                                -----------         -----------

  END OF YEAR                                   $ 5,118,711         $ 4,363,901
                                                ===========         ===========


See notes to financial statements.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the "Plan") have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Boyd Bros. Transportation Inc. (the "Sponsor") stock is valued at its quoted market price. Real estate is valued at estimated fair value.

      Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Substantially all administrative expenses are paid by the Sponsor. In addition, the Sponsor furnishes operating space, equipment, supplies and other services. The annual fund expenses charged by the recordkeeper are paid by the participants and the Sponsor.

      BENEFITS PAYABLE - As of December 31, 1999 and 1998, net assets available for benefits included benefits of $282,999 and $443,415, respectively, due to participants who have withdrawn from participation in the Plan.

      DISCLOSURES UNDER NEW ACCOUNTING STANDARD - The Plan has adopted SOP 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, the by fund disclosures have been eliminated from the prior year financial statements.

2.    PLAN DESCRIPTION AND FUNDING POLICY

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan was established January 1, 1984 to provide retirement savings to the employees of the Sponsor and their beneficiaries. The Plan was most recently amended in its entirety October 1, 1996.

      The administrator of the Plan is the Sponsor. AmSouth Bank of Alabama is the trustee and recordkeeper.

      PARTICIPATION - All full-time employees who have completed one year of service and who are at least 21 years of age are eligible for participation in the Plan. Participants may contribute to the

      Plan through voluntary pre-tax payroll deductions, not exceeding 15% of their salary. Sponsor contributions are discretionary and, if made, will be based on a percentage of the participant's contributions for the plan year.

      INCOME ALLOCATION - Investment earnings are allocated to individual participant accounts on a daily basis. Sponsor contributions are allocated in the ratio that each participant's compensation for the plan year bears to the compensation of all participants for the plan year.

      VESTING - The value of a participant's account arising from voluntary payroll contributions is fully vested at all times. The vesting percentage of the Sponsor's contributions is determined based upon the individual's years of service as follows:


           2 Years                                20%
           3 Years                                40%
           4 Years                                60%
           5 Years                                80%
           6 Years                               100%

      A year of service is defined as a minimum of 1,000 hours.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

         BOYD BROS. TRANSPORTATION INC. COMMON STOCK - Funds are invested in the common stock of the Sponsor.

         STABLE PRINCIPAL FUND - Funds are invested in the AmSouth Stable Principal Fund, which is a mutual fund consisting primarily of high grade corporate and U.S. Government bonds.

         BALANCED FUND - Funds are invested in the AmSouth Balanced Fund, which is a mutual fund consisting primarily of stocks and bonds.

         EQUITY FUND - Funds are invested in the AmSouth Equity Fund, which is a mutual fund consisting primarily of common stocks.

         BOND FUND - Funds are invested in the AmSouth Bond Fund, which is a mutual fund consisting primarily of high grade bonds.

         PRIME OBLIGATION FUND - The AmSouth Prime Obligation Fund is a money market mutual fund where funds are temporarily invested until investment and disbursement transactions are processed and cleared.

         DREYFUS EMERGING LEADERS FUND - Funds in this mutual fund are invested in common stocks of smaller growth companies.

         FIDELITY EQUITY GROWTH FUND (ADVISOR SERIES I) - Funds in this mutual fund are invested in common stocks of companies with earnings growth potential.

         FIDELITY MID CAP FUND (ADVISOR SERIES I) - Funds in this mutual fund are invested primarily in common stocks of small to medium size companies.

         PIONEER GROWTH SHARES FUND - Funds in this mutual fund are invested in common stocks of companies with earnings growth potential.

         DREYFUS/LAUREL PREMIER BALANCED FUND - Funds in this mutual fund are invested primarily in stocks and bonds.

      PAYMENT OF BENEFITS - A participant's account is distributed upon retirement, disability, death or termination of employment.

3.    TAX STATUS

      The Sponsor has adopted a prototype standardized plan. The Internal Revenue Service has determined and informed AmSouth Bank by letter dated January 21, 1993, that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan itself has not filed for a determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100% vested in their accounts.

5.    INVESTMENTS

      The following table presents the fair value of investments. Those that represent 5% or more of the net assets of the Plan are separately identified:


                                                        1999            1998


       Common stock (at quoted market prices) -
         Boyd Bros. Transportation Inc.              $  788,453      $  683,081
                                                     ----------      ----------

       Mutual funds (at quoted market prices):
         AmSouth Stable Principal Fund                  686,773         516,896
         AmSouth Balanced Fund                          817,208         778,748
         AmSouth Equity Fund                          1,801,539       1,894,901
         Other Funds                                    684,675         157,145
                                                     ----------      ----------

                  Total mutual funds                  3,990,195       3,347,690
                                                     ----------      ----------

       Real estate - land and buildings (at
           estimated fair value)                        320,000         320,000
                                                     ----------      ----------

                  Total investments                  $5,098,648      $4,350,771
                                                     ==========      ==========


      During 1999 and 1998, the Plan's investments (including investments bought or sold, as well as held during the year) appreciated (depreciated) in value, as follows:


                                                         1999              1998

Investments at fair value as determined by
  quoted market prices:
    Common stock                                      $ (12,382)       $ (229,117)
    AmSouth Stable Principal Fund                        30,796            23,819
    AmSouth Balanced Fund                              (112,979)           12,100
    AmSouth Equity Fund                                (210,606)           79,255
    AmSouth Bond Fund                                   (14,240)            2,741
    Dreyfus Emerging Leaders Fund                         6,482
    Fidelity Equity Growth Fund (Advisor Series I)       16,982
    Fidelity Mid Cap Fund (Advisor Series I)             25,472
    Pioneer Growth Shares Fund                           (2,912)
    Dreyfus/Laurel Premier Balanced Fund                     12
                                                     ----------        ----------

           Total                                     $ (273,375)       $ (111,202)
                                                     ==========        ==========



6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by AmSouth Bank of Alabama, the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $31,209 and $26,256 for the years ended December 31, 1999 and 1998, respectively.

      The Plan also holds shares of the Sponsor's common stock (133,219 and 118,237 shares at December 31, 1999 and 1998, respectively). These transactions qualify as party-in-interest.

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                            C. DESCRIPTION OF INVESTMENT
A.    B.  IDENTITY OF ISSUE,                   INCLUDING MATURITY DATE,
          BORROWER, LESSOR, OR                 RATE OF INTEREST, COLLATERAL,                           E. CURRENT
          SIMILAR PARTY                        PAR OR MATURITY VALUE                    D. COST            VALUE

      Common stock -
  *     Boyd Bros. Transportation Inc.              133,219 shares                    $ 1,040,155      $   788,453
                                                                                      -----------      -----------

      Mutual Funds:
  *     AmSouth Stable Principal Fund                47,540 units                         627,707          686,773
  *     AmSouth Balanced Fund                        64,806 units                         897,006          817,208
  *     AmSouth Equity Fund                          86,947 units                       1,809,766        1,801,539
  *     AmSouth Bond Fund                            17,204 units                         185,558          177,549
        Dreyfus Emerging Leaders Fund                 1,271 units                          40,123           46,674
        Fidelity Equity Growth Fund                   3,288 units                         218,435          235,484
        Fidelity Mid Cap Fund                         8,472 units                         132,463          157,997
        Pioneer Growth Shares                         3,094 units                          65,202           62,369
        Dreyfus Premier Balanced Fund                   297 units                           4,749            4,602

        Total mutual funds                                                              3,981,009        3,990,195
                                                                                      -----------      -----------
      Real Estate                                    Land and buildings                   310,500          320,000
                                                                                      -----------      -----------
                 Total                                                                $ 5,331,664      $ 5,098,648
                                                                                      ===========      ===========


  *   Party-in-interest

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                   G. COST OF     H. CURRENT VALUE
   A. IDENTITY OF           B. DESCRIPTION          C. PURCHASE       D. SELLING      ASSET          OF ASSET ON        I. NET GAIN
      PARTY INVOLVED            OF ASSET               PRICE             PRICE        SOLD           TRANSACTION DATE      OR (LOSS)


SINGLE TRANSACTIONS:

AmSouth Bank             AmSouth Equity Fund         $252,290.00                                      $ 252,290.00

SERIES OF TRANSACTIONS:

AmSouth Bank             Company Stock Fund
  (Acquisitions)                                      339,282.00                                        339,282.00
  (Dispositions)                                                     $ 220,956.00  $ 214,949.00         220,956.00       $ 6,007.00

AmSouth Bank             Fidelity Equity Growth
   (Acquisitions)          Fund (Advisor Series I)    218,888                                           218,888

AmSouth Bank             AmSouth Balanced Fund        241,443.00                                        241,443.00
   (Acquisitions)

AmSouth Bank             AmSouth Equity Fund
   (Acquisitions)                                     576,920.00                                        576,920.00
   (Dispositions)                                                      459,748.00    399,552.00         459,748.00        60,196.00

AmSouth Bank             AmSouth Stable Principle
  (Acquisitions)           Fund                       275,226.00                                        275,226.00



                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                         BOYD BROS. TRANSPORTATION INC.
                                         401(K) PROFIT SHARING PLAN


                                         By: Boyd Bros. Transportation Inc.
                                               As Plan Administrator



Date: June 28, 2000                      By:    /s/ Ginger B. Tibbs
                                         Name:  Ginger B. Tibbs
                                         Title: Secretary - Treasurer

                                    FORM 11-K

                                INDEX TO EXHIBITS


EXHIBIT NO.                                                           PAGE NO.
-----------                                                           --------
    23              Consent of Independent Auditors                      14
